# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# GREENJEANS FARMS, LLC
## Balance Sheet - unaudited
## For the period ended 12/31/2021

|  | Current Period |
|---|---|
|  | **31-Dec-21** |
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $ 65,723.00 |
| Petty Cash | 10,000.00 |
| Accounts Receivables | - |
| Inventory | - |
| Prepaid Expenses | - |
| Employee Advances | - |
| Temporary Investments | - |
| **Total Current Assets** | 75,723.00 |
| | |
| **Fixed Assets:** | |
| Land | - |
| Buildings | - |
| **Total Fixed Assets** | - |
| | |
| **Other Assets:** | |
| Other Assets | - |
| **Total Other Assets** | - |
| | |
| **TOTAL ASSETS** | $ 75,723.00 |
| | |
| **LIABILITIES** | |
| **Current Liabilities:** | |
| Accounts Payable | $ - |
| Business Credit Cards | - |
| **Total Current Liabilities** | - |
| | |
| **Long-Term Liabilities:** | |
| Notes Payable | - |
| Mortgage Payable | - |
| Less: Current portion of Long-term debt | - |
| **Total Long-Term Liabilities** | - |
| | |
| **EQUITY** | |
| Capital Stock/Partner's Equity | 75,723.00 |
| Opening Retained Earnings | - |

| | | |
|---|---|---|
| Dividends Paid/Owner's Draw | | - |
| Net Income (Loss) | | - |
| **Total Equity** | | 75,723.00 |
| | | |
| **TOTAL LIABILITIES & EQUITY** | $ | **75,723.00** |
| | | |
| Balance Sheet Check | | - |

I, Julie Beauchemin, certify that:

1. The financial statements of Greenjeans Farms, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Greenjeans Farms, LLC has not been included in this Form as Greenjeans Farms, LLC was formed on 01/06/2021 and has not filed a tax return to date.

Signature DocuSigned by: Julie Beauchemin 5E5BAF41736A42A...

Name: Julie Beauchemin

Title: Managing Member